UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

BLUE APRON HOLDINGS, INC.

(Name of Subject Company (issuer))

BASIL MERGER CORPORAION

(Offeror)

a wholly owned subsidiary of

WONDER GROUP, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

09523Q 309

(CUSIP Number of Class of Securities)

Andrew Gasper
Chief Governance Officer and Secretary
Wonder Group, Inc.
4 World Trade
150 Greenwich Street, 57th Floor
New York, New York 10007
Telephone: (908) 986-2038

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Kris Withrow
David Michaels
Aman Singh
Fenwick & West LLP
801 California Street
Mountain View, California 94041
Telephone: (650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 13, 2023 (as amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Basil Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Wonder Group, Inc., a Delaware corporation (“Wonder”), to purchase all of the issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “Shares”), of Blue Apron Holdings, Inc., a Delaware corporation (“Blue Apron”), which constitute all of the issued and outstanding shares of capital stock of Blue Apron, at a purchase price of $13.00 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 p.m., Eastern time, on November 9, 2023 (such date and time, the “Expiration Time”), and was not further extended. The Depositary has advised Purchaser that, as of the Expiration Time, a total of 5,136,073 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, which Shares, together with all other Shares beneficially owned by Purchaser and its affiliates, represented approximately 66.63% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Condition has been satisfied. Purchaser has accepted for payment, and will promptly pay for, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time.

Following consummation of the Offer, on November 13, 2023, Wonder completed its acquisition of Blue Apron pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into Blue Apron, and without a vote of stockholders of Blue Apron in accordance with Section 251(h) of the DGCL, with Blue Apron surviving as a wholly owned subsidiary of Wonder.

Following the Merger, all Shares ceased trading prior to the opening of trading on Nasdaq on November 13, 2023 and will be delisted from Nasdaq and deregistered under the Exchange Act.

A copy of the press release issued by Wonder on November 13, 2023 announcing the expiration and results of the Offer and the consummation of the Merger is attached as Exhibit (a)(1)(H) to the Schedule TO and incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(H)	Press release issued on November 13, 2023.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2023	BASIL MERGER CORPORATION

/s/ Jay Naik
Name: Jay Naik
Title: President

WONDER GROUP, INC.

/s/ Jay Naik
Name: Jay Naik
Title: President